Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
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Zarlink Notified of Noncompliance with NYSE Continued Listing Standard

OTTAWA, CANADA, December 21, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today announced that on December 18th, 2007 it was notified by NYSE Regulation, Inc. that the Company was not in compliance with one of the New York Stock Exchange ("NYSE") continued listing requirements, due to the fact that the average closing price of the Company's common shares was less than US$1.00 over a consecutive 30-day trading period.

      Zarlink must notify NYSE Regulation by January 2, 2008 of its intention to cure this deficiency. If at the end of a six-month cure period, both a US$1.00 share price and a US$1.00 average share price over the preceding 30 trading days are not attained, the NYSE will commence suspension and delisting procedures. The Company is reviewing its options with a view to remedying the listing deficiency.

      Beginning December 24, 2007 the NYSE will make available on its consolidated tape an indicator (".BC") to reflect that the Company is below the NYSE's quantitative continued listing standards.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate Legerity and any businesses acquired in the future; our reliance on key personnel; any potential undisclosed liabilities associated with the Legerity acquisition; the potential adverse effect on critical reference design partners who may object to the Legerity acquisition; our ability to continue to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

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Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink
Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com